Exhibit 99.1

IMRIS iMRI and ClearPoint Neuro Intervention System utilized for first pediatric laser ablation neurosurgery at Cook Children's Medical Center

Latest joint application of these two technologies provides direct, intraoperative visualization during surgery to treat a childhood brain tumor

MINNEAPOLIS, MN and IRVINE, CA, April 3, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS) (TSX: IM) ("IMRIS") and MRI Interventions, Inc. (OTCQB: MRIC) today announced that a surgical team at Cook Children's in Fort Worth, Texas, has performed the first pediatric laser ablation procedure in an IMRIS VISIUS® Surgical Theatre combining the use of MRI Interventions' ClearPoint® Neuro Intervention System as the navigation platform and VISIUS intraoperative MRI (iMRI). The combination of these two medical technologies provided continuous real-time visualization and guidance throughout a neurosurgical intervention to treat a brain tumor.

"This initial operation went very well," said Dr. John Honeycutt, Medical Director of the Cook Children's Department of Neurosurgery, who led the operation. "Access to real-time intraoperative imaging and guidance with VISIUS and ClearPoint technologies together allowed accurate placement of the laser catheter for thermal ablation of the tumor. Since this tumor was small, deep, and next to critical structures, having ClearPoint to assure accuracy was critical to successful ablation of the tumor with no side effects or complications. The VISIUS iMRI allows us to do the complete procedure in a proper operating room."

The ClearPoint navigation platform is the only technology that enables minimally-invasive neurosurgery under continuous MR guidance, offering surgeons real-time direction and a direct view of the inside of a patient's brain during a procedure. MR provides superior visualization of the brain's tissue compared to other imaging technologies.

The VISIUS Surgical Theatre allows use of MR in the operating room and over the OR table. For neurosurgery, VISIUS iMRI at Cook Children's brings high-field MR to the patient inside the operating room on ceiling-mounted rails. The fully integrated suite allows the scanner to move between an operating room and a diagnostic room, providing on-demand access to high resolution MR images - before, during and after procedures without moving the patient.

Using the ClearPoint system with VISIUS iMRI, Dr. Honeycutt was able to see and select the tumor in the brain, establish a safe trajectory, and visualize the laser probe on MR images as it was inserted to the target location. He was then able to utilize real-time MR thermometry to monitor progress as the laser probe heated the target area to the desired temperature for therapeutic destruction of the tumor tissue, preserving surrounding healthy tissue in the process. MR is the only imaging technology that will safely allow this continuous soft tissue visualization during surgery. Finally, Dr. Honeycutt was able to confirm results of the procedure using the iMRI before the patient was moved from the operating table.

In addition to focal laser ablation, the ClearPoint system has been used within the VISIUS Surgical Theatre at Cook Children's to facilitate "asleep" deep brain stimulator electrode placement ("asleep DBS") for relief of symptoms related to pediatric dystonia. Listed among America's Best Children's Hospitals by US News and World Report, Cook Children's is the only children's hospital in Texas to offer a comprehensive movement disorder program that includes leading and innovative approaches to DBS.

IMRIS and MRI Interventions technologies also have been utilized jointly at other US neuroscience centers to facilitate asleep DBS for Parkinson's disease, focal laser ablation to treat brain cancer and delivery of investigational therapeutic agents directly into brain tumors.

About the ClearPoint System
The ClearPoint System is a navigation platform designed to allow real-time, direct visualization during minimally-invasive neurosurgical procedures.  ClearPoint software works with MRI to assist surgeons in planning a target and trajectory, and the SmartFrame® targeting device enables the MRI-guided alignment and insertion of surgical instruments.

The ClearPoint SmartFlow® cannula is presently FDA-cleared for injection of cytarabine, a chemotherapy drug, to the ventricles or removal of CSF from the ventricles during intracranial procedures. Delivery of other therapeutic agents using the SmartFlow cannula is investigational.

About MRI Interventions, Inc.
Founded in 1998, MRI Interventions is creating innovative platforms for performing the next generation of minimally invasive surgical procedures in the brain and heart.  Utilizing a hospital's existing MRI suite, the company's FDA-cleared and CE-marked ClearPoint® system is designed to enable a range of minimally invasive procedures in the brain.  In partnership with Siemens Healthcare, MRI Interventions is developing the ClearTrace® system to enable MRI-guided catheter ablations to treat cardiac arrhythmias, including atrial fibrillation. Building on the imaging power of MRI, the company's interventional platforms strive to improve patient care while reducing procedure costs and times. For more information, please visit www.mriinterventions.com.

About IMRIS, Inc.
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 57 leading medical institutions around the world.

Forward-Looking Statements
Certain matters in this press release may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements often can be identified by words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," or the negative of these words or other words of similar meaning. Forward-looking statements by their nature address matters that, to different degrees, are uncertain and involve risk. Uncertainties and risks may cause MRI Interventions' actual results and the timing of events to differ materially from those expressed in or implied by MRI Interventions' forward-looking statements. Particular uncertainties and risks include, among others: demand and market acceptance of our products; our ability to successfully expand, and achieve full productivity from, our sales and clinical support capabilities; availability of reimbursement from third party payors for procedures utilizing our products; the sufficiency of our cash resources to maintain planned commercialization efforts and research and development programs; our ability to successfully complete the development of, and to obtain regulatory clearance or approval for, our ClearTrace system; future actions of the FDA or any other regulatory body that could impact product development, manufacturing or sale; our ability to protect and enforce our intellectual property rights; our dependence on collaboration partners; the impact of competitive products and pricing; and the impact of the commercial and credit environment on us and our customers and suppliers.  More detailed information on these and additional factors that could affect MRI Interventions' actual results are described in our filings with the Securities and Exchange Commission, including, without limitation, the quarterly report on Form 10-Q filed on November 13, 2013. Except as required by law, MRI Interventions undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release to reflect any change in MRI Interventions' expectations or any change in events, conditions or circumstances on which any such statements are based.

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

For further IMRIS, Inc. information, please contact:
Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

MRI Interventions contact Information:
MRI Interventions, Inc.
David Carlson, CFO, 901-522-9300

CO: IMRIS Inc.

CNW 08:00e 03-APR-14